NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
          ---------------------------------------------------------

          Consolidated Statements of Income and Retained Earnings
          -------------------------------------------------------

                                                  In thousands of dollars

          For the year ended December 31,    1993        1992       1991
           Operating revenues:

           Electric                         $3,332,464    $3,147,676   $2,907,293


           Gas                                 600,967       553,851      475,225
                                             3,933,431     3,701,527    3,382,518

           Operating expenses:

           Operation:
            Fuel for electric generation       231,064       323,200      438,957

            Electricity purchased              863,513       650,379      398,882
            Gas purchased                      326,273       287,316      247,502

            Other operation expenses           821,247       748,023      706,400

            Maintenance                        236,333       226,127      227,812
            Depreciation and amortization      276,623       274,090      258,816
           (Note 1)

            Federal and foreign income         162,515       183,233      158,137
           taxes (Note 6)
            Other taxes                        491,363       484,833      420,578






                                             3,408,931     3,177,201    2,857,084

           Operating income                    524,500       524,326      525,434

           Other income and deductions:
           Allowance for other funds used
           during construction                   7,119         9,648        8,251
             (Note 1)

           Federal and foreign income           15,440        27,729       24,242
           taxes (Note 6)

           Other items (net)                     7,035       (16,338)     (13,599)
                                                29,594        21,039       18,894

           Income before interest charges      554,094       545,365      544,328

           Interest charges:
           Interest on long-term debt .        279,902       290,734      302,062

           Other interest                       11,474         9,982        9,577
           Allowance for borrowed funds
           used during construction             (9,113)      (11,783)     (10,680)


                                               282,263       288,933      300,959

           Net income                          271,831       256,432      243,369
           Dividends on preferred stock         31,857        36,512       40,411

           Balance available for common        239,974       219,920      202,958
           stock

           Dividends on common stock           133,908       103,784       43,552
                                               106,066       116,136      159,406

           Retained earnings at beginning      445,266       329,130      169,724
           of year






           Retained earnings at end of      $  551,332    $  445,266   $  329,130
           year

           Average number of shares of
           Common stock outstanding (in        140,417       136,570      136,100
           thousands)

           Balance available per average    $     1.71    $     1.61   $     1.49
           share of common stock
           Dividends paid per share         $      .95    $      .76   $      .32

           () Denotes deduction

          NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES

           Consolidated Balance Sheets                                 In thousands of dollars

                                                At December 31,       1993                  1992



           ASSETS


           Utility plant (Note 1):
           Electric plant . . . . . . . . . . . . . . . . . . .   $ 7,991,346          $7,590,062

           Nuclear fuel . . . . . . . . . . . . . . . . . . . .       458,186             445,890
           Gas plant  . . . . . . . . . . . . . . . . . . . . .       845,299             787,448

           Common plant . . . . . . . . . . . . . . . . . . . .       244,294             231,425

           Construction work in progress  . . . . . . . . . . .       569,404             587,437
              Total utility plant . . . . . . . . . . . . . . .    10,108,529           9,642,262

           Less:  Accumulated depreciation and amortization . .     3,231,237           2,975,977

              Net utility plant . . . . . . . . . . . . . . . .     6,877,292           6,666,285

           Other property and investments . . . . . . . . . . .       221,008             274,169


           Current assets:
           Cash, including temporary cash investments of
             $100,182 and $4,121, respectively. . . . . . . . .       124,351              43,894







           Accounts receivable (less allowance for doubtful
             accounts of $3,600) (Note 8) . . . . . . . . . . .       258,137             221,165


           Unbilled revenues (Note 1) . . . . . . . . . . . . .       197,200             180,000
           Electric margin recoverable. . . . . . . . . . . . .        21,368              11,595

           Materials and supplies, at average cost:

              Coal and oil for production of electricity  . . .        29,469              78,517

              Gas storage . . . . . . . . . . . . . . . . . . .        31,689              20,466

              Other . . . . . . . . . . . . . . . . . . . . . .       163,044             172,637

           Prepayments:

              Taxes . . . . . . . . . . . . . . . . . . . . . .        23,879              14,414

              Pension expense (Note 5)  . . . . . . . . . . . .        37,238              33,631
           Other  . . . . . . . . . . . . . . . . . . . . . . .        29,498              32,522

                                                                      915,873             808,841

           Regulatory and other assets:
           Unamortized debt expense . . . . . . . . . . . . . .       154,210             140,803

           Deferred recoverable energy costs  . . . . . . . . .        67,632              61,944
           Deferred finance charges (Note 1)  . . . . . . . . .       239,880             239,880

           Income taxes recoverable (Note 6). . . . . . . . . .       527,995                -

           Recoverable environmental restoration costs (Note 8)       240,000             215,000
           Other  . . . . . . . . . . . . . . . . . . . . . . .       175,187             183,613

                                                                    1,404,904             841,240

                                                                  $ 9,419,077          $8,590,535








          NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES

           Consolidated Balance Sheets                                    In thousands of dollars

                                                    At December 31,       1993               1992



           CAPITALIZATION AND LIABILITIES

           Capitalization (Note 4):
           Common stockholders' equity:

              Common stock, issued 142,427,057 and                   $  142,427         $  137,160
                137,159,607 shares, respectively. . . . . . . . . .
                                                                      1,762,706          1,658,015
              Capital stock premium and expense . . . . . . . . . .
              Retained earnings . . . . . . . . . . . . . . . . . .     551,332            445,266

                                                                      2,456,465          2,240,441

           Non-redeemable preferred stock . . . . . . . . . . . . .     290,000            290,000

           Mandatorily redeemable preferred stock . . . . . . . . .     123,200            170,400

           Long-term debt . . . . . . . . . . . . . . . . . . . . .   3,258,612          3,491,059


              Total capitalization  . . . . . . . . . . . . . . . .   6,128,277          6,191,900

           Current liabilities:

           Short-term debt (Note 2) . . . . . . . . . . . . . . . .     368,016            227,698






           Long-term debt due within one year (Note 4). . . . . . .     216,185             57,722

           Sinking fund requirements on redeemable preferred
             stock (Note 4) . . . . . . . . . . . . . . . . . . . .      27,200             27,200
           Accounts payable . . . . . . . . . . . . . . . . . . . .     299,209            275,744

           Payable on outstanding bank checks . . . . . . . . . . .      35,284             41,738

           Customers' deposits  . . . . . . . . . . . . . . . . . .      14,072             13,059
           Accrued taxes  . . . . . . . . . . . . . . . . . . . . .      56,382             52,033

           Accrued interest . . . . . . . . . . . . . . . . . . . .      70,529             70,882
           Accrued vacation pay . . . . . . . . . . . . . . . . . .      40,178             38,515

           Other  . . . . . . . . . . . . . . . . . . . . . . . . .      82,145             40,220

                                                                      1,209,200            844,811
           Regulatory and other liabilities:

           Accumulated deferred income taxes (Notes 1 and 6). . . .   1,313,483            755,421

           Deferred finance charges (Note 1)  . . . . . . . . . . .     239,880            239,880
           Unbilled revenues (Note 1) . . . . . . . . . . . . . . .      94,968             77,768

           Deferred pension settlement gain (Note 5)  . . . . . . .      62,282             68,292

           Customers refund for replacement power cost
             disallowance.. . . . . . . . . . . . . . . . . . . . .      23,081             46,801

           Other  . . . . . . . . . . . . . . . . . . . . . . . . .     107,906            150,662

                                                                      1,841,600          1,338,824
           Commitments and contingencies (Note 8):

           Liability for environmental restoration. . . . . . . . .     240,000            215,000

                                                                     $9,419,077         $8,590,535



          NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES

          Consolidated Statements of Cash Flows

               Increase (Decrease) in Cash

                                                                                       In thousands of dollars

               For the year ended December 31,                                   1993         1992         1991

           Cash flows from operating activities:
           Net income . . . . . . . . . . . . . . . . . . . . . . . . .       $ 271,831    $ 256,432    $ 243,369
           Adjustments to reconcile net income to net cash
            provided by operating activities:
           Amortization of nuclear replacement power cost disallowance.         (23,720)     (39,547)     (28,820)
           Depreciation and amortization. . . . . . . . . . . . . . . .         276,623      274,090      258,816
           Amortization of nuclear fuel . . . . . . . . . . . . . . . .          35,971       26,159       38,687
           Provision for deferred income taxes. . . . . . . . . . . . .          30,067       55,929       68,138
           Electric margin recoverable. . . . . . . . . . . . . . . . .          (9,773)       3,670      (20,173)
           Allowance for other funds used during construction . . . . .          (7,119)      (9,648)      (8,251)
           Deferred recoverable energy costs. . . . . . . . . . . . . .          (5,688)     (14,329)       4,931
           (Gain)\loss on investments - net . . . . . . . . . . . . . .          (5,490)      44,296       30,680
           Deferred operating expenses. . . . . . . . . . . . . . . . .          15,746       20,257       31,176
           Increase in net accounts receivable  . . . . . . . . . . . .         (36,972)     (44,969)     (25,900)
           (Increase) decrease in materials and supplies. . . . . . . .          43,581      (28,293)       7,022
           Increase in accounts payable and accrued expenses. . . . . .          15,716       31,025        4,221
           Increase in accrued interest and taxes . . . . . . . . . . .           3,996       10,133          447
           Changes in other assets and liabilities. . . . . . . . . . .          22,581       39,565       17,052
                   Net cash provided by operating activities . . . . . . .      627,350      624,770      621,395






           Cash flows from investing activities:
           Construction additions . . . . . . . . . . . . . . . . . . .        (506,267)    (452,497)    (504,485)
           Nuclear fuel . . . . . . . . . . . . . . . . . . . . . . . .         (12,296)     (37,247)     (13,236)
           Less:  Allowance for other funds used during
           construction . . . . . . . . . . . . . . . . . . . . . . .             7,119        9,648        8,251

           Acquisition of utility plant . . . . . . . . . . . . . . . .        (511,444)    (480,096)    (509,470)
           (Increase) decrease in materials and supplies related to
           construction. . . . . . . . . . . . . . . . . . . . . . .              3,837       (7,359)       4,682
           Increase in accounts payable and accrued expenses
           related to construction. . . . . . . . . . . . . . . . . .             3,929        7,756        1,055
           Increase in other investments. . . . . . . . . . . . . . . .         (38,731)     (11,615)     (69,648)
           Proceeds from sale of investment in oil and gas subsidiary .          95,408         -            -
           Other. . . . . . . . . . . . . . . . . . . . . . . . . . . .         (15,260)     (31,588)     (13,721)

                   Net cash used in investing activities . . . . . . . . .     (462,261)    (522,902)    (587,102)
           Cash flows from financing activities:
           Proceeds from sale of common stock . . . . . . . . . . . . .         116,764       13,340         -
           Sale of mortgage bonds . . . . . . . . . . . . . . . . . . .         635,000      835,000      195,600
           Issuance of preferred stock. . . . . . . . . . . . . . . . .            -            -          22,850
           Redemption of preferred stock. . . . . . . . . . . . . . . .         (47,200)     (41,950)     (42,830)
           Reductions of long-term debt . . . . . . . . . . . . . . . .        (641,990)    (796,795)    (231,941)
           Net change in short-term debt and revolving credit
           agreements . . . . . . . . . . . . . . . . . . . . . . . .            50,318       90,130       76,606
           Dividends paid . . . . . . . . . . . . . . . . . . . . . . .        (165,765)    (140,296)     (83,963)
           Other. . . . . . . . . . . . . . . . . . . . . . . . . . . .         (31,759)     (44,781)      (6,808)

                  Net cash used in financing activities . . . . . . . . .       (84,632)     (85,352)     (70,486)

           Net increase (decrease) in cash . . . . . . . . . . . . . . . .       80,457       16,516      (36,193)
           Cash at beginning of year . . . . . . . . . . . . . . . . . . .       43,894       27,378       63,571

           Cash at end of year . . . . . . . . . . . . . . . . . . . . . .    $ 124,351    $  43,894    $  27,378

           Supplemental disclosures of cash flow information:
              Cash paid during the year for:
                   Interest. . . . . . . . . . . . . . . . . . . . . . . .    $ 300,791    $ 323,972    $ 331,828
                   Income taxes. . . . . . . . . . . . . . . . . . . . . .      106,202       76,519       67,509






           Supplemental schedule of noncash investing and financing activities:

           Liability for environmental restoration . . . . . . . . . . . .       25,000       15,000      200,000
           During June 1992, the Company acquired all of the common stock of Syracuse Suburban Gas Company, Inc. in exchange for 353,775 shares of the Company's common stock having a value of $6,120,000.

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          ------------------------------------------

          NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

               The Company is  subject to  regulation by the  PSC and  FERC with respect to its rates for service under a methodology which establishes prices based on the Company's cost. The Company maintains its accounting records on the basis of such regulation, which it believes complies with generally accepted accounting principles. The Company's accounting policies conform to generally accepted accounting principles, as applied to regulated public utilities, and are in accordance with the accounting
          requirements   and  ratemaking   practices   of  the   regulatory
          authorities.
          Principles of Consolidation: The consolidated financial statements include the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated. Assets and liabilities of its Canadian energy subsidiary, Opinac Energy Corporation, are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Revenue and expense accounts are translated at the average exchange rate in effect during the year. Currency translation adjustments are recorded as a component of equity and do not have a significant impact on financial condition. The results of operations of the Company's oil and gas subsidiary are included in other income and deductions on the Consolidated Statements of Income and Retained Earnings.
          Subsidiary oil and gas properties: During 1993, the Company sold its interest in its Canadian oil and gas company, Opinac Exploration Limited. This was done to streamline the Company's business and focus on its core electric and gas utility assets. The sale did not have a material impact on the Company's results of operations or financial condition. The Company retained its ownership of Opinac Energy Corporation and the Company's subsidiary, Canadian Niagara Power Limited, an Ontario electric utility company.
               The  net book value of oil and gas properties and equipment, less related deferred income taxes, was limited to the sum of the after tax present value of net revenues from proved oil and gas reserves and the lower of cost or fair value of unproved properties. The calculation of future net revenues was based upon prices and costs in effect at the end of the year. Based upon the calculation of this "ceiling test" at December 31, 1991 and March 31, 1992, the Company recorded reserves of approximately $23 million and $21 million, or an after tax effect of $.07 and $.09 per share, respectively. At December 31, 1992, the Company recorded a valuation reserve of $24 million, or an after tax effect of $.09 per share, in light of a significant decline in previous estimates of proved reserves as indicated by lower than expected production volumes. The net investment in such properties was approximately $101 million at December 31, 1992.
          Utility Plant: The cost of additions to utility plant and of replacements of retirement units of property is capitalized. Cost includes direct material, labor, overhead and AFC. Replacement of minor items of utility plant and the cost of current repairs and maintenance is charged to expense. Whenever utility plant is retired, its original cost, together with the cost of removal, less salvage, is charged to accumulated depreciation.
          Allowance for Funds Used During Construction: The Company capitalizes AFC in amounts equivalent to the cost of funds devoted to plant under construction. AFC rates are determined in accordance with FERC and PSC regulations. The AFC rate in effect at December 31, 1993 was 6.5%. AFC is segregated into its two components, borrowed funds and other funds, and is reflected in the Interest Charges section and the Other Income and Deductions section, respectively, of the Consolidated Statements of Income.
               In  1985,   pursuant  to  PSC   authorization,  the  Company
          discontinued accruing AFC on construction work in progress (CWIP) for which a cash return was being allowed through inclusion in rate base of that portion of the investment in Unit 2. Amounts equal to Unit 2's AFC which was no longer accrued have been accumulated in deferred debit and credit accounts up to the commercial operation date of Unit 2, (each amounting to $239.9 million at December 31, 1993 and 1992), and await future ratemaking disposition by the PSC. A portion of the deferred credit could be utilized to reduce future revenue requirements over a period shorter than the life of Unit 2, with a like amount of deferred debit amortized and recovered in rates over the remaining life of Unit 2.
          Depreciation, Amortization and Nuclear Generating Plant Decommissioning Costs: For accounting and regulatory purposes, depreciation is computed on the straight-line basis using the average or remaining service lives by classes of depreciable property. The total provision for depreciation and amortization, including amounts charged to clearing accounts, was $277.9 million for 1993, $275.3 million for 1992, and $260.2 million for 1991. The percentage relationship between the total provision for depreciation and average depreciable property was 3.2% for 1993, 3.3% for 1992 and 3.2% for 1991. The Company performs depreciation studies on a continuing basis and, upon approval by the PSC, periodically adjusts the rates of its various classes of depreciable property.
               Estimated  decommissioning costs (costs  to remove a nuclear plant from service in the future) for the Company's Unit 1 and its share of decommissioning costs of Unit 2 are being accrued over the service life of the Unit, recovered in rates through an annual allowance and charged to operations through depreciation (See Note 7. "Nuclear Plant Decommissioning"). The Company expects to commence decommissioning shortly after cessation of operations using a method which removes or decontaminates Unit components promptly.
               Amortization  of the cost  of nuclear fuel  is determined on the basis of the quantity of heat produced for the generation of electric energy. The cost of disposal of nuclear fuel, which presently is $.001 per kilowatt-hour of net generation available for sale, is based upon a contract with the U.S. Department of Energy. These costs are charged to operating expense and recovered from customers through base rates or through the fuel adjustment clause.
          Revenues: Revenues are based on cycle billings rendered to certain customers monthly and others bi-monthly. Although the Company commenced the practice in 1988 of accruing electric revenues for energy consumed and not billed at the end of the fiscal year, the impact of such accruals has not yet been fully recognized in the Company's results of operations. At December 31, 1993 and 1992, approximately $95.0 million and $77.8 million, respectively, of unbilled revenues remained unrecognized in results of operations and are included in Deferred Credits, and may be used to reduce future revenue requirements. The amount of the remaining deferred credit balance fluctuates as the amount of accrued electric unbilled revenues is recalculated each year end. At December 31, 1993, pursuant to PSC authorization the Company accrued $20.9 million of unbilled gas revenues which will similarly be used to reduce future gas revenue requirements, with a portion to be used in 1994.
               The  Company's tariffs include  electric and  gas adjustment clauses under which energy and purchased gas costs, respectively, above or below the levels allowed in approved rate schedules, are billed or credited to customers. The Company, as authorized by the PSC, charges operations for energy and purchased gas cost increases in the period of recovery. The PSC has periodically authorized the Company to make changes in the level of allowed energy and purchased gas costs included in approved rate schedules. As a result of such periodic changes, a portion of energy costs deferred at the time of change would not be recovered or may be overrecovered under the normal operation of the electric and gas adjustment clauses. However, the Company has been permitted to defer and bill or credit such portions to customers, through the electric and gas adjustment clauses, over a specified period of time from the effective date of each change.
               The Company's  electric fuel adjustment  clause provides for partial pass-through of fuel and purchased power cost fluctuations from amounts forecast, with the Company absorbing a specific portion of increases or retaining a portion of decreases up to a maximum of $15 million per rate year. Thereafter, 100% of the fluctuation is to be passed on to ratepayers. The Company also shares with ratepayers fluctuations from amounts forecast for net resale margin and transmission benefits, with the Company retaining/absorbing 20% and passing 80% through to ratepayers. The amounts absorbed in 1991 through 1993 are not material.
               Beginning in 1991, the Company's rate agreements provide for
          NERAM, which requires the Company to reconcile actual results to forecast electric public sales gross margin as defined and utilized in establishing rates. Depending on the level of actual sales, a liability to customers is created if sales exceed the forecast and an asset is recorded for a sales shortfall, thereby generally holding recorded electric gross margin to the level forecast in establishing rates. The 1994 rate settlement provides for the operation of the NERAM through December 31, 1994. Recovery or refund of accruals pursuant to the NERAM is accomplished by a surcharge (either plus or minus) to customers over a twelve month period, to begin when cumulative amounts reach certain specified levels.
               Rate agreements  since 1991 also include  MERIT, under which the Company has the opportunity to achieve earnings above its allowed return on equity based on attainment of specified goals associated with its self-assessment process. The MERIT program provides for specific measurement periods and reporting for PSC approval of MERIT earnings. Approved MERIT awards are billed to customers over a period not greater than twelve months. The Company records MERIT earnings when attainment of goals is approved by the PSC or when objectively measured criteria are achieved.
          Federal Income Taxes: In accordance with PSC requirements, the tax effect of book and tax timing differences is flowed through except as required by the Internal Revenue Code or unless authorized by the PSC to be deferred. As directed by the PSC, the Company defers any amounts payable pursuant to the alternative minimum tax rules. The Company has claimed investment tax credits and deferred the benefits of such credits as realized in accordance with PSC directives. Deferred investment credits are amortized to Other Income and Deductions over the useful life of the underlying property. For purposes of computing capital cost recovery deductions and normalization, the asset basis has been reduced by all or a portion of the credit claimed consistent with then current tax laws.
               Since  it  is  the   Company's  intention  to  reinvest  the
          undistributed earnings of its foreign subsidiaries, no provision is made for federal income taxes on these earnings. At December 31, 1993, the cumulative amount of undistributed earnings of foreign subsidiaries on which the Company has not provided deferred taxes was approximately $109 million. It is expected that the federal income taxes associated with these undistributed earnings would be substantially reduced by foreign tax credits.
               On  January  1,  1993,  the  Company  adopted  Statement  of
          Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. The adoption of SFAS 109 changes the Company's method of accounting for income taxes from the deferred method to an asset and liability approach. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the recorded book bases and the tax bases of assets and liabilities. The adoption of SFAS 109 did not have a significant impact on the Company's 1993 results of operations, and accordingly the effect of adoption has been included in federal and foreign income taxes.
          Amortization of Debt Issue Costs: The premium or discount and debt expenses on long-term debt issues and on certain debt retirements prior to maturity are amortized ratably over the lives of the related issues and included in interest on long-term debt in accordance with PSC directives.
          Statement of Cash Flows: The Company considers all highly liquid investments, purchased with a remaining maturity of three months or less, to be cash equivalents.
          Reclassifications: Certain amounts from prior years have been reclassified on the accompanying Consolidated Financial Statements to conform with the 1993 presentation.

          NOTE 2.  BANK CREDIT ARRANGEMENTS
          ---------------------------------

               At December 31, 1993, the Company had $461 million of bank credit arrangements with 19 banks. These credit arrangements
          consisted of  $220       million in  commitments under  Revolving
          Credit Agreements (including a Revolving Credit Agreement for HYDRA-CO Enterprises, Inc., a wholly-owned subsidiary of the Company), $140 million in one-year commitments under Credit Agreements, $1 million in lines of credit and $100 million under a Bankers Acceptance Facility Agreement. The Revolving Credit Agreements which extend into 1994 are renewed annually, and the interest rate applicable to borrowing is based on certain rate options available under the Agreements. All of the other bank credit arrangements are subject to review on an ongoing basis with interest rates negotiated at the time of use. The Company also issues commercial paper. Unused bank credit facilities are held available to support the amount of commercial paper outstanding. In addition to these credit arrangements, the Company obtained $100 million in bank loans which will expire in 1994.
               The Company pays fees for substantially all of its bank credit arrangements. The Bankers Acceptance Facility Agreement, which is used to finance the fuel inventory for the Company's generating stations, provides for the payment of fees only at the time of issuance of each acceptance.
               The following table summarizes additional information applicable to short-term debt:




                    In thousands of dollars
          At December 31:                      1993           1992

          Short-term debt:
          Commercial paper                  $210,016        $ 93,248
          Notes payable                      153,000         104,450
          Bankers acceptances                  5,000          30,000
                                            $368,016        $227,698
          Weighted average interest rate (a)   3.60%           4.33%

          For Year Ended December 31:

          Daily average outstanding         $165,458        $110,313
          Monthly weighted average interest rate (a)
                                                3.72%           4.80%
          Maximum amount outstanding        $368,016        $227,698


          (a) Excluding fees.


          NOTE 3.  JOINTLY-OWNED GENERATING FACILITIES

               The following table reflects the Company's share of jointly-owned generating facilities at December 31, 1993. The Company is required to provide its respective share of financing for any additions to the facilities. Power output and related expenses are shared based on proportionate ownership. The Company's share of expenses associated with these facilities is included in the appropriate operating expenses in the Consolidated Statements of Income.


                                                                       In thousands of dollars

                                               Percentage                    Accumulated    Construction
                                               Ownership     Utility Plant  depreciation      work in
                                                                                              progress

           Roseton Steam Station                    25          $   87,691      $ 40,263        $   760
             Units No. 1 and 2 (a). . . . .
           Oswego Steam Station
             Unit No. 6 (b) . . . . . . . .         76          $  270,301      $ 97,856        $ 4,207

           Nine Mile Point Nuclear
             Station Unit No. 2 (c) . . . .         41          $1,504,703      $214,825        $11,434


            (a) The remaining ownership interests are Central Hudson Gas and Electric Corporation, the operator of the plant (35%)
                and Consolidated Edison Company of New York, Inc.  (40%).  Central Hudson Gas and Electric Corporation has  agreed
          to    acquire  the Company's 25% interest in the  plant in ten equal installments of  2.5% (30 mw.) starting on December
          31,   1994 and on each December 31 thereafter.  The Company then has the option  to repurchase its 25% interest in 2004.
          The   agreement is subject to PSC approval.  Output of  Roseton Units No. 1 and 2, which have a capability  of 1,200,000
          kw.,  is shared in the same proportions as the cotenants' respective ownership interests.

            (b) The Company is the operator.   The remaining ownership interest is  Rochester Gas and Electric Corporation  (24%).
                Output of Oswego Unit  No.  6, which has a capability  of 850,000 kw., is shared in  the same  proportions as  the cotenants' respective ownership interests.

            (c) The Company  is the operator.  The remaining ownership interests are  Long Island Lighting Company (18%), New York
          State Electric  and Gas  Corporation (18%), Rochester  Gas and  Electric Corporation (14%),  and Central  Hudson Gas and
          Electric Corporation (9%).  Output of Unit 2, which has a capability of 1,062,000 kw., is shared in the same proportions
          as    the cotenants' respective ownership interests.


          NOTE 4.  CAPITALIZATION

          CAPITAL STOCK

               The Company is authorized to issue 150,000,000 shares of common stock, $1 par value; 3,400,000 shares of preferred stock, $100 par value; 19,600,000 shares of preferred stock, $25 par value; and 8,000,000 shares of preference stock, $25 par value. The table below summarizes changes in the capital stock issued and outstanding and the related capital accounts for 1991, 1992 and 1993:

                                               Common Stock               Preferred Stock
                                               $1 par value               $100 par value

                                                                             Non-
                                   Shares        Amount*      Shares         Redeemable*  Redeemable*

           December 31, 1990:      136,099,654   $136,100     2,548,000      $210,000      $44,800(a)
           Issued                        -           -             -             -             -

           Redemptions                                          (58,000)         -          (5,800)
           Foreign currency
           translation adjustment

           December 31, 1991:      136,099,654    136,100     2,490,000       210,000       39,000(a)

           Issued                    1,059,953      1,060          -             -             -
           Redemptions                                          (78,000)         -          (7,800)

           Foreign currency
           translation adjustment

           December 31, 1992:      137,159,607    137,160     2,412,000       210,000       31,200(a)
           Issued                    5,267,450      5,267          -             -             -

           Redemptions                                          (18,000)                    (1,800)
           Foreign currency
           translation adjustment


           December 31, 1993:      142,427,057   $142,427     2,394,000      $210,000     $29,400 (a)
               * In thousands of dollars
               (a)  Includes sinking fund requirements due within one year.

               The cumulative amount of foreign currency translation adjustment at December 31, 1993 was $(7,099).

                                                  Preferred Stock
                                                  $25 par value

                                                   Non-                           Capital Stock Premium
                                   Shares          Redeemable*   Redeemable*      and Expense (Net)*

           December 31, 1990:      11,789,204      $80,000       $214,730 (a)      $1,649,294
           Issued                     914,005         -            22,850               -

           Redemptions             (1,481,204)        -           (37,030)                340
           Foreign currency
           translation adjustment                                                         678

           December 31, 1991:      11,222,005       80,000        200,550 (a)       1,650,312

           Issued                       -             -              -                 18,401
           Redemptions             (1,366,000)        -           (34,150)                796

           Foreign currency
           translation adjustment                                                     (11,494)

           December 31, 1992:       9,856,005       80,000        166,400 (a)       1,658,015
           Issued                       -             -              -                111,497

           Redemptions             (1,816,000)                    (45,400)             (2,471)
           Foreign currency
           translation adjustment                                                      (4,335)


           December 31, 1993:       8,040,005      $80,000       $121,000 (a)      $1,762,706
               * In thousands of dollars
               (a)  Includes sinking fund requirements due within one year.
               The cumulative amount of foreign currency translation adjustment at December 31, 1993 was $(7,099).


          NON-REDEEMABLE PREFERRED STOCK (Optionally Redeemable)
            The Company has certain issues of preferred stock which provide for optional redemption at December 31, as follows:


                                  In thousands of dollars          Redemption price per share
                                                                   (Before adding accumulating dividends)

           Series         Shares       1993        1992

           Preferred $100 par value:
           3.40%         200,000    $ 20,000      $ 20,000                 $103.50

           3.60%         350,000      35,000        35,000                 104.85
           3.90%         240,000      24,000        24,000                 106.00

           4.10%         210,000      21,000        21,000                 102.00

           4.85%         250,000      25,000        25,000                 102.00
           5.25%         200,000      20,000        20,000                 102.00

           6.10%         250,000      25,000        25,000                 101.00
           7.72%         400,000      40,000        40,000                 102.36

           Preferred $25 par
           value:

           Adjustable Rate
             Series A  1,200,000      30,000        30,000                  25.00

             Series C  2,000,000      50,000        50,000                  25.75(1)

                                    $290,000      $290,000
          (1) Eventual minimum $25.00.


          MANDATORILY REDEEMABLE PREFERRED STOCK
            The Company has  certain issues of preferred stock which provide for mandatory and optional redemption at December 31, as follows:
                                                                                 Redemption price per
                                       Shares            In thousands of                share
                                                             dollars                (Before adding
                                                                                accumulated dividends)

                                                                                            Eventual
           Series                  1993       1992        1993      1992         1993       minimum

           Preferred $100 par value:
           7.45%                  294,000    312,000   $ 29,400   $ 31,200     $102.65      $100.00


           Preferred $25 par value:
           7.85%                  914,005    914,005     22,850     22,850       (a)          25.00

           8.375%                 500,000    600,000     12,500     15,000       25.44        25.00

           8.70%                  600,000  1,000,000     15,000     25,000       25.50        25.00
           8.75%                  600,000  1,800,000     15,000     45,000       25.50        25.00

           9.75%                  276,000    342,000      6,900      8,550       25.26        25.00
           Adjustable Rate
           Series B             1,950,000  2,000,000     48,750     50,000       25.75        25.00

                                                        150,400    197,600

           Less sinking fund requirements                27,200     27,200
                                                       $123,200   $170,400

           (a) Not redeemable until 1996.

               These series require mandatory sinking funds for annual redemption and provide optional sinking funds through which the Company may redeem, at par, a like amount of additional shares (limited to 120,000 shares of the 7.45% series and 300,000 shares of the 9.75% series). The option to redeem additional amounts is not cumulative.

               The Company's five year mandatory sinking fund redemption requirements for preferred stock, in thousands, for 1994 through 1998 are as follows: $27,200; $12,200; $14,150; $10,120; and
          $10,120, respectively.



          LONG-TERM DEBT
            Long-term debt at December 31, consisted of the following:

                                                          In thousands of dollars

             Series                        Due           1993              1992


           First mortgage bonds:
             8 7/8%                       1994        $  150,000        $   150,000

             4 5/8%                       1994            40,000             40,000
             5 7/8%                       1996            45,000             45,000

             6 1/4%                       1997            40,000             40,000

           **9 7/8%                       1998              -               200,000
             6 1/2%                       1998            60,000             60,000

            10 1/4%                       1999           100,000            100,000
            10 3/8%                       1999           100,000            100,000

             9 1/2%                       2000           150,000            150,000

           **7 3/8%                       2001              -                65,000
             9 1/4%                       2001           100,000            100,000

           **7 5/8%                       2002              -                80,000
           **7 3/4%                       2002              -                80,000

             5 7/8%                       2002           230,000               -

             6 7/8%                       2003            85,000               -






             7 3/8%                       2003           220,000            220,000

           **8 1/4%                       2003              -                80,000
                 8%                       2004           300,000            300,000

             6 5/8%                       2005           110,000               -

             9 3/4%                       2005           150,000            150,000
            **8.35%                       2007              -                66,640

           **8 5/8%                       2007              -                30,000
            *6 5/8%                       2013            45,600             45,600

           *11 1/4%                       2014            75,690             75,690

           *11 3/8%                       2014            40,015             40,015
             9 1/2%                       2021           150,000            150,000

             8 3/4%                       2022           150,000            150,000
             8 1/2%                       2023           165,000            165,000

             7 7/8%                       2024           210,000               -


            *8 7/8%                       2025            75,000             75,000
           Total First Mortgage Bonds                  2,791,305          2,757,945



           Promissory notes:

           *Adjustable Rate Series due
             July 1, 2015                                100,000            100,000

             December 1, 2023                             69,800             69,800
             December 1, 2025                             75,000             75,000

             December 1, 2026                             50,000             50,000






             March 1, 2027                                25,760             25,760

             July 1, 2027                                 93,200             93,200
           Unsecured notes payable:

           Medium Term Notes, Various rates,              55,500             87,700
           due 1993-2004

           Swiss Franc Bonds due December 15,             50,000             50,000
           1995
           Oswego Facilities Trust                          -                90,000

           Other                                         176,888            157,829
           Unamortized premium (discount)                (12,656)            (8,453)

           TOTAL LONG-TERM DEBT                        3,474,797          3,548,781

           Less long-term debt due within one            216,185             57,722
           year
                                                      $3,258,612         $3,491,059

            *Tax-exempt pollution control related issues

           **Retired prior to maturity

               Several series of First Mortgage Bonds and Notes were issued to secure a like amount of tax-exempt revenue bonds issued by the New York State Energy Research and Development Authority (NYSERDA). Approximately $414 million of such notes bear interest at a daily adjustable interest rate (with a Company option to convert to other rates including a fixed interest rate which would require the Company to issue First Mortgage Bonds to secure the debt) which averaged 2.14% for 1993 and 2.43% for 1992 and are supported by bank direct pay letters of credit. Pursuant to agreements between NYSERDA and the Company, proceeds from such issues were used for the purpose of financing the construction of certain pollution control facilities at the Company's generating facilities or refund outstanding tax-exempt bonds and notes.
               The  $115.7 million  of  tax-exempt bonds  due 2014  will be refinanced at 7.2% during 1994 pursuant to a forward refunding agreement entered into in 1992.
               Notes Payable include  a Swiss franc bond  issue maturing in
          1995 equivalent to $50 million in U.S. funds. Simultaneously with the sale of these bonds, the Company entered into a currency exchange agreement to fully hedge against currency exchange rate fluctuations.
               Other long-term  debt in 1993 consists  of obligations under capital leases of approximately $45.3 million (See Note 8. "Lease Commitments"), a liability to the U.S. Department of Energy for nuclear fuel disposal of approximately $93.5 million (See Note 7. "Nuclear Fuel Disposal Costs") and liabilities for unregulated generator contract termination of approximately $38.1 million.
            Certain of the Company's debt securities provide for a mandatory sinking fund for annual redemption. The aggregate maturities of long-term debt for the five years subsequent to December 31, 1993, excluding capital leases, are approximately $211 million, $73 million, $61 million, $46 million and $66 million, respectively.

          NOTE 5.  PENSION AND OTHER RETIREMENT PLANS
          -------------------------------------------

               The Company and certain of its subsidiaries have non-contributory, defined-benefit pension plans covering substantially all their employees. Benefits are based on the employee's years of service and compensation level. The pension cost was $16.9 million for 1993, $23.2 million for 1992 and $23.9 million for 1991 ($5.6 million for 1993, $6.2 million for 1992 and $6.0 million for 1991 was related to construction labor and, accordingly, was charged to construction projects). The Company's general policy is to fund the pension costs accrued with consideration given to the maximum amount that can be deducted for Federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.



               Net pension cost for 1993, 1992 and 1991 included the following components:

                                                                              In thousands of dollars

                                                                           1993        1992         1991

                                                                                            $
             Service cost - benefits earned during the period. . . .    $  30,100    27,100      $  27,000
             Interest cost on projected benefit obligation . . . . .       54,200     48,800        43,500

             Actual return on Plan assets . . . . . .  . . . . . . .     (106,100)    (59,600)    (116,600)

             Net amortization and deferral . . . . . . . . . . . . .       38,700       6,900       70,000



             Net pension cost. . . . . . . . . . . . . . . . . . . .    $  16,900   $ 23,200     $  23,900



               The following table  sets forth the  plan's funded status  and amounts recognized  in the Company's  Consolidated
            Balance Sheets:

                                                                                                   In thousands of dollars

             At December 31,                                                                      1993                 1992

             Actuarial present value of accumulated benefit obligations:
             Vested benefits. . . . . . . . . . . . . . . . . . . . . . . . . . . .            $ 501,900            $ 419,582

             Non-vested benefits. . . . . . . . . . . . . . . . . . . . . . . . . .               64,973               46,563

             Accumulated benefit obligations . . . . . . . . . . . . . . . . . . . . . .         566,873              466,145

             Additional amounts related to projected pay increases . . . . . . . . . . .         236,906              193,630


             Projected benefits obligation for service rendered to date. . . . . . . . .         803,779              659,775
             Plan assets at fair value, consisting primarily of listed stocks,
                  bonds, other fixed income obligations and insurance contracts. . . . .         913,200              796,843


             Plan assets in excess of projected benefit obligations. . . . . . . . . . .         109,421              137,068

             Unrecognized net obligation at January 1, 1987 being recognized over
                  approximately 19 years . . . . . . . . . . . . . . . . . . . . . . . .          32,392               35,184
             Unrecognized net gain from actual return on plant assets different from
              that assumed. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           (114,536)             (84,077)


             Unrecognized net gain from past experience different from that assumed
                  and effects of changes in assumptions amortized over 10 years. . . . .         (39,652)             (90,636)
             Prior service cost not yet recognized in net periodic pension cost. . . . .          49,613               36,092






             Pension costs included in the consolidated balance sheets . . . . . . . . .       $  37,238            $  33,631


               In 1993 and 1992,  the discount rate and rate  of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations were 7.3% and 8.25% and 3.25% and 4.25% (plus merit increases), respectively. The expected long-term rate of return on plan assets was 9.00% in 1993 and 1992.
               In addition to providing pension benefits, the Company and its subsidiaries provide certain health care and life insurance benefits for active and retired employees and dependents. Under current policies, substantially all of the Company's employees may be eligible for continuation of some of these benefits upon normal or early retirement. These benefits are provided through insurance companies whose charges and premiums are based on the claims paid during the year.
               On  January 1,  1993, the  Company adopted  SFAS No.  106,
            Employers' Accounting for Postretirement Benefits Other Than Pensions (OPEB). This Statement requires accrual accounting by employers for postretirement benefits other than pensions reflecting currently earned benefits. During 1993 the Company established various trust funds to begin the funding of the OPEB obligation. The Company made an initial contribution, equal to the amount received in 1993 rates, of approximately $12 million and anticipates contributing approximately $23 million in 1994.

               Net postretirement  benefit  cost for  1993  included  the following components:


                                                           In
                                                         thousands
                                                         of dollars


                                                         1993


             Service cost - benefits attributed to
              service during the period                  $12,300
             Interest cost on accumulated
              benefit obligation                         32,800

             Amortization of the transition
              obligation over 20 years                   20,400
             Net postretirement benefit cost
                                                         $65,500

               The following  table sets  forth the plan's  funded status and amounts recognized in  the Company's Consolidated Balance
            Sheet:


             In thousands of dollars

             At December 31,                                            1993

             Actuarial present value of accumulated benefit obligation:

                  Retired and surviving spouses                   $224,936

                  Active eligible                                 73,474
                  Active ineligible                               220,420

             Accumulated benefit obligation                       518,830

             Plan assets at fair value, consisting primarily of
             cash equivalents                                      11,967
             Accumulated postretirement benefit obligation in
             excess of plan assets                                506,863

             Unrecognized net loss from past experience
             different from that assumed and effects of changes   82,756
             in assumptions

             Unrecognized transition obligation to be amortized
             over 20 years                                        388,600

             Accrued postretirement benefit liability included    $35,507
             in the consolidated balance sheet

               At December  31, 1993, a  pre-65 and  post-65 health  care cost trend rate of 10.05% and 7.05%, respectively, was assumed, trending down to 4.8% by 1999. If the health care cost trend rate was increased by one percent, the accumulated postretirement benefit obligation as of December 31, 1993 would increase by approximately 8.7% and the aggregate of the service and interest cost component of net periodic postretirement benefit cost for the year would increase by approximately 7.8%. The discount rate used in determining the accumulated postretirement benefit obligation was 7.3%.
               During  1993, the PSC  issued a Statement  of Policy (SOP)
            regarding the accounting for pension and postretirement costs. With respect to postretirement benefits, the PSC mandated a transition to full accrual accounting in rates over a period not to exceed five years, with recovery of any resultant deferrals over a period not to exceed twenty years from the year of adoption. In accordance with its rate agreement  and  the  SOP, the  Company  has  a $30.7  million regulatory asset at December 31, 1993 relating to the rate transition for postretirement costs. The SOP requires deferral of the difference between actual costs and rate allowances and ten year amortization of actuarial gains and losses for both pensions and postretirement costs effective January 1, 1993. The 1993 pension cost was reduced by approximately $8 million to reflect the effect of the change in the amortization period of an actuarial gain of $90.6 million as of January 1, 1993. The Company does not expect the true-up requirements or the change to amortization of actuarial gains and losses to have a material impact on its periodic benefit costs or results of operations.
               In November 1992, the FASB issued SFAS No. 112 "Employees'
            Accounting  for Postemployment  Benefits" which  is effective for fiscal years beginning after December 15, 1993. This Statement, which the Company will adopt for 1994, requires employers to recognize the obligation to provide postemployment benefits if the obligation is attributable to employees' past services, rights to those benefits are vested, payment is probable and the amount of the benefits can be reasonably estimated. The Company typically accounts for such costs on a cash basis. The Company estimates the postemployment benefit obligation to be approximately $11.4 million at January 1, 1994. In its 1994 rates, the Company has included approximately $2.9 million, including capital, representing the pay-as-you-go portion of the postemployment benefit. The difference between the postemployment benefit obligation and the rate allowance will be deferred, with the proposed recovery occurring equally over three years beginning in 1995. The Company believes that these costs will be recovered based on current ratemaking principles.

            NOTE 6.  FEDERAL AND FOREIGN INCOME TAXES

            Components of United States and foreign income before income taxes:
                                            In thousands of dollars

                                               1993      1992   1991
             United States                 $438,914  $410,283   $394,596

             Foreign                       (24,845)    18,394   (6,252)

             Consolidating eliminations      4,837   (16,741)   (11,080)


             Income before income taxes    $418,906  $411,936   $377,264
             Following is a summary of the components of Federal and foreign income tax and a reconciliation between the amount of Federal income tax expense reported in the Consolidated Statements of Income and the computed amount at the statutory tax rate:

             Summary Analysis:             In thousands of dollars

             COMPONENTS OF FEDERAL AND FOREIGN INCOME TAXES:
                                               1993      1992       1991

             Current tax expense:

                  Federal                  $118,918  $119,929   $ 75,452
                  Foreign                     8,445       915        597

                                            127,363   120,844     76,049
             Deferred tax expense:

                  Federal                    35,152    54,858     74,983

                  Foreign                      -        7,531      7,105
                                             35,152    62,389     82,088

             Income taxes included in
              Operating Expenses:           162,515   183,233    158,137
             Current Federal and foreign
              income tax credits included
              in Other Income and
              Deductions                   (16,061)  (31,787)   (24,734)

             Deferred Federal and foreign
              income tax expense
              (credits) included in Other
              Income and Deductions             621     4,058        492

                  Total                    $147,075  $155,504   $133,895

             COMPONENTS OF DEFERRED FEDERAL AND FOREIGN INCOME TAXES
             (NOTE 1):

             Depreciation related                    $ 78,467   $ 90,897

             Investment tax credit                    (8,067)    (8,137)
             Alternative minimum tax                  (1,197)   (27,276)

             Recoverable energy and
              purchased gas costs                     (1,926)     8,066
             Deferred operating expenses              10,867     (2,179)

             Nuclear settlement
              disallowance                            20,099     12,865

             MERIT recovery                           (4,263)     9,935
             Opinac reserve for oil and              (19,706)   (13,083)
              gas properties

             Bond reacquisition premium                7,379        -
             Other                                   (15,206)    11,492

                  Deferred Federal income
                  taxes (net)                        $ 66,447   $ 82,580

             RECONCILIATION BETWEEN FEDERAL AND FOREIGN INCOME TAXES AND THE TAX COMPUTED AT PREVAILING U.S. STATUTORY RATE ON INCOME BEFORE INCOME TAXES:
             Computed tax                  $146,617  $140,058   $128,270

             Reduction (increase) attributable to flow-through of
             certain tax adjustments:
             Depreciation
                                           (35,153)  (37,543)   (36,440)

             Allowance for funds used
              during construction            2,951    11,205      7,540

             Cost of removal                 7,822     6,845      5,781
             Deferred investment tax
              credit amortization            8,018     8,024      7,891

             Other                          15,904    (3,977)     9,603
                                              (458)  (15,446)   (5,625)

             Federal and foreign income
              taxes                        $147,075  $155,504   $133,895

               The  Omnibus Budget  Reconciliation Act  of 1993  (OBRA of
            1993) was signed into law in August 1993. One of the provisions of the OBRA of 1993 raises the federal corporate statutory tax rate from 34% to 35%, retroactive to January 1, 1993. A provision of the 1993 Settlement provides for the deferral of the effects of tax law changes.
               SFAS 109  increased  the accumulated  deferred income  tax liability at January 1, 1993 by approximately $507 million, represented substantially by tax benefits flowed-through to rate payers in prior years (in the form of lower rates) upon which deferred taxes had not been provided. At December 31, 1993, the deferred tax liabilities (assets) were comprised of the following:
                                                      (In thousands)

                Alternative minimum tax                $  (95,071)
                Other                                    (208,217)

                     Total deferred tax assets           (303,288)

                Depreciation related                    1,318,600
                Investment tax credit related             108,140

                Other                                     190,031
                     Total deferred tax liabilities     1,616,771

                Accumulated deferred income taxes      $1,313,483


            The Company believes that the more significant effects of adopting this pronouncement are (i) providing deferred taxes for tax benefits flowed through to ratepayers, (ii) adjustment of deferred tax assets and liabilities for enacted changes in tax law or rates and (iii) prohibition of net-of-tax accounting.
               The Company routinely collects the increased tax liability
            from previously  flowed-through tax  benefits.   In addition,
            the PSC issued effective January 15, 1993 a Statement of Interim Policy on Accounting and Ratemaking Procedures to implement SFAS 109. The statement required adoption of SFAS 109 on a revenue-neutral basis, recognizing the PSC's policy of rate recovery when prior flow-through items reverse. The Company has recorded income taxes recoverable, a regulatory asset, in the amount of approximately $528 million, which is comprised of previously flowed-through tax benefits, and offset by temporary differences associated with deferred investment tax credits and excess deferred taxes established at tax rates greater than 35%. Substantially all of the excess deferred taxes relate to property and are not subject to immediate refund to customers in accordance with federal law.

            N    O    T    E   7    .     N    U    C    L    E    A    R

            OPERATIONS                                  ----------


               The Company is the owner and operator of the 613 MW Unit 1 and the operator and a 41% co-owner of the 1,062 MW Unit 2. Unit 1 was placed in commercial operation in 1969 and Unit 2 in 1988.
            Unit 1 Economic Study: Under the terms of a previous regulatory agreement, the Company agreed to prepare and update studies of the advantages and disadvantages of continued operation of Unit 1 prior to the start of the next two refueling outages. The first report, which recommended continued operation of Unit 1 over the remaining term of its license (2009), was filed with the PSC in March 1990.
               On November 20, 1992  the Company submitted to the  PSC an updated economic analysis which indicated that Unit 1 can be expected to provide value to customers and shareholders through its next fuel cycle, which will end in early 1995. The study also indicated that the Unit could continue to provide benefits for the full term of its license if operating costs can be reduced and generating output improved above its historical average.
               The  study analyzed  a  number of  scenarios resulting  in break-even capacity factors, ranging from 44% to 122%. The "base case" assumes a capacity factor of 61%, consistent with the target reflected in the Unit 1 operating incentive mechanism, and also assumes future operating and capital costs slightly lower than historical performance. While a marginal benefit would be realized from operating the Unit for at least the next two years (one fuel cycle) under the "base case," there would be a negative net present value in excess of $100 million if the Unit were to be operated over its remaining 17-year license period. Under an "improved performance case", the Unit is assumed to operate at a 70% capacity factor with future operating and capital costs consistent with average industry performance. The Company believes these goals are achievable for Unit 1, as indicated by Unit 1 operating and financial performance in 1993 that was better than the improved performance case. The "improved performance case" results in positive net present value in excess of $100 million if the Unit is operated over its remaining life. Such results demonstrate the volatility of the assumptions and uncertainties involved in developing the Unit's economic forecast. These assumptions include various levels of the Unit's capacity factor, operating and capital costs, demand for electricity, supply of electricity including unregulated generator power, implementation and compliance costs of the Clean Air Act and other federal and state environmental requirements and fuel availability and prices, especially natural gas. Given the potential for rapid and substantial change in any or all of these assumptions, the Company has developed operational and external criteria, other than refueling, which would initiate a prompt reassessment of the economic viability of the Unit.

               An  agreement   with  the  PSC  allows   recovery  of  all
            reasonable and prudently-incurred sunk costs and costs of retirement, should a prudent decision be made to retire Unit 1 before early 1995. All parties to the 1991 Agreement reserve the right to petition the PSC to institute a formal investigation to review the prudence of any Company decision to retire Unit 1. Any such decision by the Company will be made in consultation with governmental and regulatory authorities. The Company's net investment in Unit 1 is approximately $580 million, exclusive of decommissioning costs. See Nuclear Plant Decommissioning.
            Unit 1 Status: On February 20, 1993, Unit 1 was taken out of service for a planned 55 day refueling and maintenance outage. On April 15, 1993, Unit 1 returned to service ahead of schedule. The next refueling outage is scheduled to begin in February 1995. Unit 1's capacity factor for 1993 was approximately 81%.
            Unit 2 Status: On October 2, 1993, Unit 2 was taken out of service for a planned 60 day refueling and maintenance outage. On November 29, 1993, Unit 2 returned to service ahead of schedule. The next refueling outage is scheduled to begin in the spring of 1995. Unit 2's capacity factor for 1993 was approximately 78%.
            Nuclear Plant Decommissioning: Based on a 1989 study, the cost of decommissioning Unit 1, which is expected to begin in the year 2009, is estimated by the Company to be approximately $416 million at that time ($257 million in 1993 dollars). The Company's 41% share of the total cost to decommission Unit 2, expected to begin in 2027, is estimated by the Company to be approximately $316 million ($109 million in 1993 dollars). The annual decommissioning allowance reflected in ratemaking is based upon these estimates, which include amounts for both radioactive and non-radioactive dismantlement costs. The non-radioactive dismantlement costs are estimated in the 1989 study to be $24 million for Unit 1 and $18 million for its share of Unit 2, in 1993 dollars.
               Decommissioning costs recovered in  rates are reflected in
            Accumulated Depreciation and Amortization on the Balance Sheet and amount to $113.9 million and $90.5 million at December 31, 1993 and 1992, respectively. The annual allowance for Unit 1 and the Company's share of Unit 2 for the years ended December 31, 1993, 1992 and 1991 was approximately $18.7, $23.1 and $23.0 million, respectively.
               The Company  will update its Unit  1 decommissioning study in 1994 in support of the update of the Unit 1 economic study. The Unit 2 decommissioning study is also expected to be updated in 1994. Rate allowance adjustments will be sought when appropriate. There is no assurance that the decommissioning allowance recovered in rates will ultimately aggregate a sufficient amount to decommission the units. However, the Company believes that if decommissioning costs are higher than currently estimated they would ultimately be recovered in the rate process.

               The  NRC issued  regulations in  1988 requiring  owners of nuclear power plants to place funds into an external trust to provide for the cost of decommissioning contaminated portions of nuclear facilities as well as establishing minimum amounts that must be available in such a trust for these specified decommissioning activities at the time of decommissioning. As of December 31, 1993, the Company has accumulated in an external trust $63.1 million for Unit 1 and $15.4 million for its share of Unit 2, which are included in Other Property and Investments. Earnings on such investments aggregated $8.6 million through December 31, 1993 and, because they are available to fund decommissioning, have also been included in Accumulated Depreciation and Amortization. Amounts recovered for non-radioactive dismantlement are accumulated in an internal reserve fund which has an accumulated balance of $35.4 million at December 31, 1993.
               Based upon studies applying  the 1988 NRC regulations, the
            Company had estimated that the minimum funding requirements for Unit 1 and its share of Unit 2, respectively, would be $191 million and $87 million in 1993 dollars. In May 1993, the NRC established new labor, energy and burial cost factors for determining the NRC minimum funding requirements. A substantial increase in burial costs, partly offset by reduced estimates in the volumes of waste to be disposed, increased the NRC minimum requirement for Unit 1 to $372 million in 1993 dollars and the Company's share of Unit 2 to $169 million in 1993 dollars. The Company has requested an annual aggregate increase of approximately $10 million in the Unit 1 and Unit 2 decommissioning allowances as part of its 1995 rate request, to reflect the increased NRC minimum requirements.
            Nuclear Liability Insurance: The Atomic Energy Act of 1954, as amended, requires the purchase of nuclear liability insurance from the Nuclear Insurance Pools in amounts as determined by the NRC. At the present time, the Company maintains the required $200 million of nuclear liability insurance.
               In  August 1993,  the statutory  liability limits  for the protection of the public under the Price-Anderson Amendments Act of 1988 (the Act) were further increased. With respect to a nuclear incident at a licensed reactor, the statutory limit, which is in excess of the $200 million of nuclear liability insurance, was increased to approximately $8.8 billion. This limit would be funded by assessments of up to $75.5 million for each of the 116 presently licensed nuclear reactors in the United States, payable at a rate not to exceed $10 million per reactor per year. Such assessments are subject to periodic inflation indexing and to a 5% surcharge if funds prove insufficient to pay claims.
               The Company's interest in Units 1 and 2 could expose it to a potential loss, for each accident, of $106.5 million through assessments of $14.1 million per year in the event of a serious nuclear accident at its own or another licensed U.S. commercial nuclear reactor. The amendments also provide, among other things, that insurance and indemnity will cover precautionary evacuations whether or not a nuclear incident actually occurs.
            Nuclear Property Insurance: The Nine Mile Point Nuclear Site has $500 million primary nuclear property insurance with the Nuclear Insurance Pools (ANI/MRP). In addition, there is $800 million in excess of the $500 million primary nuclear insurance with the Nuclear Insurance Pools (ANI/MRP) and $1.4 billion, which is also in excess of the $500 million primary and the $800 million excess nuclear insurance, with Nuclear Electric Insurance Limited (NEIL). NEIL is a utility industry-owned mutual insurance company chartered in Bermuda. The total nuclear property insurance is $2.7 billion. NEIL also provides insurance coverage against the extra expense incurred in purchasing replacement power during prolonged accidental outages. The insurance provides coverage for outages for 156 weeks after a 21 week waiting period.
               NEIL   insurance  is  subject   to  retrospective  premium
            adjustment under which the Company could be assessed up to approximately $11.3 million per loss.
            Low Level Radioactive Waste: The Federal Low Level Radioactive Waste Policy Act requires states to join compacts or individually develop their own low level radioactive waste disposal site. In response to the Federal law, New York State decided to develop its own site because of the large volume of low level radioactive waste it generates and committed by January 1, 1993 to develop a plan for the management of low level radioactive waste in New York State during the interim period until a disposal facility is available.
               New  York State  is  developing  disposal methodology  and acceptance criteria for a disposal facility. A revised New York State low level radioactive waste site development schedule now assumes two possible siting scenarios, a volunteer approach and a non-volunteer approach, either of which would begin operation in 2001. An extension of access to the Barnwell, South Carolina waste disposal facility was made available to out-of-region low level radioactive waste generators by the state of South Carolina through June 30, 1994, and New York State has elected to use this option. The Company has a low level radioactive waste management program and contingency plan so that Unit 1 and Unit 2 will be prepared to properly handle interim on-site storage of low level radioactive waste for at least a 10 year period, if required.
            Nuclear Fuel Disposal Cost: In January 1983, the Nuclear Waste Policy Act of 1982 (the Nuclear Waste Act) established a cost of $.001 per kilowatt-hour of net generation for current disposal of nuclear fuel and provides for a determination of the Company's liability to the Department of Energy (DOE) for the disposal of nuclear fuel irradiated prior to 1983. The Nuclear Waste Act also provides three payment options for liquidating such liability and the Company has elected to delay payment, with interest, until

            1998, the year in which the Company had initially planned to ship irradiated fuel to an approved DOE disposal facility. Progress in developing the DOE facility has been slow and it is anticipated that the DOE facility will not be ready to accept deliveries until at least 2010. The Company does not anticipate that the DOE will accept all of its spent fuel immediately upon opening of the facility, but rather expects a transfer period of as long as 20 years. With Unit 1 expected to be retired in 2009, the Company must consider some form of storage if it intends to begin immediate dismantlement. The Company has several alternatives under consideration to provide additional storage facilities, as necessary. Each alternative will likely require NRC approval, may require other regulatory approvals and would likely require the incurrance of additional costs. The Company does not believe that the possible unavailability of the DOE disposal facility until 2006 will inhibit operation of either Unit.
               The Energy Policy Act provides for the establishment of  a federal decontamination and decommissioning fund to provide for the environmentally safe closure of DOE uranium processing facilities, funded in part by nuclear utilities. The Company has recorded its estimated liability to this fund based on prior DOE nuclear fuel processing services it received and its initial assessment during 1993. The liability is expected to be recovered as a fuel expense as provided by the Act and is payable over 14 years ending in 2007, with annual assessments indexed for inflation.

            NOTE 8.  COMMITMENTS AND CONTINGENCIES
            --------------------------------------

            Construction Program: The Company is committed to an ongoing construction program to assure reliable delivery of its electric and gas services. The Company presently estimates that the construction program for the years 1994 through 1998 will require approximately $1.57 billion, excluding AFC, nuclear fuel and certain overheads capitalized. For the years 1994 through 1998, the estimates are $408 million, $295 million, $287 million, $291 million and $285 million, respectively. These amounts are reviewed by management as circumstances dictate.
            Long-term Contracts for the Purchase of Electric Power: At January 1, 1994,the Company had long-term contracts to purchase electric power from the following generating facilities owned by the New York Power Authority (NYPA):



                                                                                    Purchased        Estimated annual
                     Facility                              Expiration date of        capacity         capacity cost
                                                                contract              in kw.

             Niagara - hydroelectric project . . . . .              2007              928,000       $20,300,000

             St. Lawrence - hydroelectric project. . .              2007              104,000         1,300,000
             Blenheim-Gilboa - pumped storage
               generating station. . . . . . . . . . .              2002              270,000         7,500,000


             Fitzpatrick - nuclear plant . . . . . . .        year-to-year
                                                                  basis                40,000 (a)     7,200,000

                                                                                    1,342,000       $36,300,000

              (a) 40,000 kw for summer of 1994; 63,000 kw for winter of 1994-95.

               The  purchase  capacities shown  above  are  based on  the contracts currently in effect. The estimated annual capacity costs are subject to price escalation and are exclusive of applicable energy charges. The total cost of purchases under these contracts was approximately $72.2 million, $64.4 million and $61.2 million for the years 1993, 1992 and 1991, respectively.
               Under  the  requirements  of the  Federal  Public  Utility
            Regulatory Policies Act of  1978, the Company is required  to purchase power generated by unregulated generators, as defined therein. Of the 147 facilities providing energy to the Company at December 31, 1993, five require the Company to make capacity payments, including payments when a production plant is not operating, and are subject to price escalation. Each facility must meet certain availability and performance obligations prior to receiving capacity payments. The terms of these five contracts allow the Company to schedule energy deliveries from the facilities and then pay for the energy that is delivered. These five facilities account for approximately 380,000 kw of capacity with contract lengths ranging from 20 to 35 years. The total cost of purchases under these five contracts in 1993 was $56.6 million and the 1994 estimated annual capacity and energy payments are estimated to be approximately $105.5 million and $50 million, respectively, subject to scheduling, the availability and tested capacity of these facilities, and price escalation. Capacity payments under these five contracts for 1995 to 1998 would be $109 million, $120 million, $127 million and $130 million, respectively and would aggregate to approximately $3.5 billion over the terms of the contracts. Contracts relating to the remaining facilities in service at December 31, 1993, require the Company to pay only when energy is delivered.
               The Company paid approximately $736 million (including the amount discussed above), $543 million and $268 million in 1993, 1992 and 1991 for 11,720,000 mwhrs, 8,632,000 mwhrs and
            4,303,000 mwhrs, respectively, of energy under all unregulated generator contracts.
               Through December  31, 1993,  the Company had  entered into agreements with current and prospective unregulated generators for approximately 2,400 MW of capacity. The ultimate amount of the commitment and the available capacity are dependent upon the completion of these projects. Based upon these contracts as of December 31, 1993, the Company estimates that it will be obligated to make payments to unregulated generators of (in millions): $932 in 1994, $1,057 in 1995, $1,111 in 1996, $1,174 in 1997 and $1,220 in
            1998. The Company recovers all payments to unregulated generators through base rates or through the FAC.
            Sale of Customer Receivables: The Company has an agreement whereby it can sell an undivided interest in a designated pool of customer receivables, including accrued unbilled electric revenues, up to a maximum of $200 million. At December 31, 1993 and 1992, respectively, $200 million of receivables had been sold under this agreement. The undivided interest in the designated pool of receivables was sold with limited recourse. The agreement provides for a loss reserve pursuant to which additional customer receivables are assigned to the purchaser to protect against bad debts. To the extent actual loss experience of the pool receivables exceeds the loss reserve, the purchaser absorbs the excess. For receivables sold, the Company has retained collection and administrative responsibilities as agent for the purchaser. As collections reduce previously sold undivided interests, new receivables are customarily sold. Tax assessments: The Internal Revenue Service (IRS) has conducted an examination of the Company's Federal income tax returns for the years 1987 and 1988 and has submitted a
            Revenue Agents' Report to the Company. The IRS has proposed various adjustments to the Company's federal income tax liability for these years which could increase the Federal income tax liability by approximately $80 million before assessment of penalties and interest. Included in these proposed adjustments are several significant issues involving Unit 2. The Company is vigorously defending its position on each of the issues, and submitted a protest to the IRS in 1993. Pursuant to the Unit 2 settlement entered into in 1990, to the extent the IRS is able to sustain disallowances, the Company will be required to absorb a portion of any disallowance. The Company believes any such disallowance will not have a material impact on its financial position or results of operations.
            Litigation: On March 22, 1993, a complaint was filed in the Supreme Court of the State of New York, Albany County,
            against the Company and certain of its officers and employees. The plaintiff, Inter-Power of New York, Inc. (Inter-Power), alleges, among other matters, fraud, negligent misrepresentation and breach of contract in connection with the Company's alleged termination of a power purchase agreement in January 1993. The power purchase agreement was entered into in early 1988 in connection with a 200 MW cogeneration project to be developed by Inter-Power in Halfmoon, New York. The plaintiff is seeking enforcement of the original contract or compensatory and punitive damages on fourteen causes of action in an aggregate amount that would not exceed $1 billion, excluding pre-judgment interest.
               The  Company believes it has done no wrong, and intends to vigorously defend against this action. On May 7, 1993, the Company filed an answer denying liability and raising certain affirmative defenses. Thereafter, the Company and Inter-Power filed cross-motions for summary judgement. The court dismissed two of Inter-Power's fourteen causes of action but otherwise denied the Company's motion. The court also dismissed two of the Company's affirmative defenses and otherwise denied Inter-Power's cross-motion. Both parties have filed Notices of Appeals regarding these dismissals.

            Discovery is in progress. The ultimate outcome of the litigation cannot presently be determined.
               On   November   12,   1993,   Fourth   Branch   Associates
            Mechanicville ("Fourth Branch"), filed suit against the Company and several of its officers and employees in the New York Supreme Court, Albany County, seeking compensatory damages of $50 million, punitive damages of $100 million and injunctive and other related relief. The suit grows out of the Company's termination of a contract for Fourth Branch to operate and maintain a hydroelectric plant the Company owns in the Town of Halfmoon, New York. Fourth Branch's complaint also alleges claims based on the inability of Fourth Branch and the Company to agree on terms for the purchase of power from a new facility that Fourth Branch hoped to construct at the Mechanicville site. On January 3, 1994, the defendants filed a joint motion to dismiss Fourth Branch's complaint. The Company believes that it has substantial defenses to Fourth Branch's claims, but is unable to predict the outcome of this litigation.
               Accordingly, no provision for  liability, if any, that may result from either of these suits has been made in the Company's financial statements. Environmental Contingencies:
            The public utility industry typically utilizes and/or generates in its operations a broad range of potentially hazardous wastes and by-products. These wastes or by-products may not have previously been considered hazardous, and may not be considered hazardous currently, but may be identified as such by Federal, state or local authorities in the future. The Company believes it is handling identified wastes and by-products in a manner consistent with Federal, state and local requirements and has implemented an environmental audit program to identify any potential areas of concern and assure compliance with such requirements. The Company is also currently conducting a program to investigate and restore, as necessary to meet current environmental standards, certain properties associated with its former gas manufacturing process and other properties which the Company has learned may be contaminated with industrial waste, as well as investigating identified industrial waste sites as to which it may be determined that the Company contributed. The Company has been advised that various Federal, state or local agencies believe that certain properties require investigation and has prioritized the sites based on available information in order to enhance the management of investigation and remediation, if determined to be necessary.
               The Company is currently  aware of 82 sites with  which it has been or may be associated, including 42 which are Company-owned. The Company-owned sites include 23 former coal gasification (MGP) sites, 14 industrial waste sites and 5 operating property sites where corrective actions may be deemed necessary to prevent, contain and/or remediate contamination of soil and/or water in the vicinity. Of these Company-owned sites, Saratoga Springs is on the Federal National Priorities List for Uncontrolled Hazardous Waste

            Sites (NPL) as published by the Environmental Protection Agency in the Federal Register. The 40 non-owned sites with which the Company has been or may be associated are generally industrial waste sites where the Company is alleged to be a PRP and may be required to contribute some proportionate share towards investigation and clean-up. Not included in the 82 sites are seven sites where the Company has reached settlement agreements with other PRP's and three sites where remediation activities have been completed. There also exist approximately 20 formerly-owned MGP sites with which the Company has been or may be associated that may require future investigation and remediation. To date, the Company has not been made aware of any claims. Also, approximately 22 fire training sites owned or used by the Company have been identified but not investigated. Presently, the Company is unable to determine its potential involvement with such sites and has made no provision for liability, if any, at this time.
               Investigations  at  each of  the  Company-owned  sites are designed to (1) determine if environmental contamination problems exist, (2) determine the extent, rate of movement and concentration of pollutants, (3) if necessary, determine the appropriate remedial actions required for site restoration and (4) where appropriate, identify other parties who should bear some or all of the cost of remediation. Legal action against such other parties, if necessary, will be initiated. After site investigations have been completed, the Company expects to determine site-specific remedial actions necessary and to estimate the attendant costs for restoration. However, since technologies are still developing and the Company has not yet undertaken any full-scale remedial actions following regulatory requirements at any identified sites, nor have any detailed remedial designs been prepared or submitted to appropriate regulatory agencies, the ultimate cost of remedial actions may change substantially as investigation and remediation progresses.
               The Company has estimated  that it is probable that  36 of the 42 owned sites will require some degree of investigation, remediation and monitoring. This conclusion is based upon a number of factors, including the nature of the identified or potential contaminants, the location and size of the site, the proximity of the site to sensitive resources, the status of regulatory investigation and knowledge of activities at similarly situated sites. Although the Company has not extensively investigated many of those sites, it believes it has sufficient information to estimate a range of cost of investigation and remediation. As a consequence of site characterizations and assessments completed to date, the Company has accrued a liability of $210 million for these owned sites, representing the low end of the range of the estimated cost for investigation and remediation. The high end of the range is presently estimated at approximately $520 million.
               The  majority of these  cost estimates  relate to  the MGP sites. Of the 23 MGP sites, Harbor Point (Utica, NY) and Saratoga Springs are subject to regulatory enforcement actions and to date have remedial investigation and/or feasibility study work in progress. The remaining 21 MGP sites are the subject of an Order on Consent executed with the New York State Department of Environmental Conservation
            (DEC) providing for an investigation and remediation program over approximately ten years. Preliminary site assessments have been conducted or are in process at five of these 21 sites, with remedial investigations either currently in process or scheduled for 1994. Remedial investigations were also conducted for two industrial waste sites and for three operating properties where corrective actions were considered necessary.
               The  Company does  not currently  believe that  a clean-up will be required at the 6 remaining Company-owned sites, although some degree of investigation of these sites is included in its investigation and remediation program.
               With  respect to the 40  sites with which  the Company has been or may be associated as a PRP, 9 are on the NPL. Total costs to investigate and remediate the sites with which the Company is associated as a PRP are estimated to be approximately $590 million; however, the Company estimates its share of this total at approximately $30 million and this amount has been accrued at December 31, 1993.
               The seven settlement  agreements reached with other  PRP's were settled in an amount not material to the Company. Two of these (Ludlow Landfill and Wide Beach) are on the NPL and have been settled by the Company in an aggregate amount of less than $300,000. For the 9 sites included on the NPL, the Company's potential contribution factor varies for each site. The estimated aggregate liability for these sites is not material and is included in the determination of the amounts accrued.
               Estimates of  the  Company's potential  liability for  PRP sites are derived by estimating the total cost of site clean-up and then applying the related Company contribution factor to that estimate. Estimates of the total clean-up costs are determined by using the Company's investigation to date, if any, discussions with other PRPs and, where no information is known at the time of estimate, the Environmental Protection Agency (EPA) estimates based on average costs disclosed in the Federal Register of June 23, 1993. The contribution factor is calculated using either the Company's percentage share based upon the total number of PRPs named or otherwise identified, which assumes all PRPs will contribute equally, or the percentage agreed upon with other PRPs through steering committee negotiations or by other means. Actual Company expenditures for these sites are dependent upon the total cost of investigation and remediation and the ultimate determination of the Company's share of responsibility for such costs as well as the financial viability of other identified responsible parties since clean-up obligations are joint and several. The Company has denied any responsibility in certain of these PRP sites and is contesting liability accordingly.
               The EPA advised the  Company by letter that  it is one  of
            833 PRPs under Superfund for the investigation and cleanup of the Maxey Flats Nuclear Disposal Site in Morehead, Kentucky. The Company has contributed to a study of this site and estimates that the cost to the Company for its share of investigation and remediation based on its contribution factor of 1.3% would approximate $1 million, which the
            Company  believes  will  be recoverable  in  the  ratesetting process.
               On  July 21, 1988, the Company received notice of a motion by Reynolds Metals Company to add the Company as a third party defendant in an ongoing Superfund lawsuit in Federal
            District Court, Northern District of New York. This suit involves PCB oil contamination at the York Oil Site in Moira, New York. Waste oil was transported to the site during the 1960's and 1970's by contractors of Peirce Oil Company (owners/operators of the site) who picked up waste oil at locations throughout Central New York, allegedly including one or more Company facilities. On May 26, 1992, the Company was formally served in a Federal Court action initiated by the government against 8 additional defendants. Pursuant to the requirements of a case management order issued by the Court on March 13, 1992, the Company has also been served in related third and fourth-party actions for contribution initiated by other defendants. Discovery is now in progress. The goal of this effort is to provide adequate information to form a basis for achieving a voluntary allocation of liability among the parties.
               The   Company  believes   that  costs   incurred  in   the
            investigation and restoration process for both Company-owned sites and sites with which it is associated will be recoverable in the ratesetting process. Rate agreements in effect since 1991 provide for recovery of anticipated investigation and remediation expenditures, although the PSC Staff reserves the right to review the appropriateness of the costs incurred. While the PSC Staff has not challenged any remediation costs to date, the PSC Staff asserted in the recently-decided gas rate proceeding that the Company must, in future rate proceedings, justify why it is appropriate that remediation costs associated with non-utility property owned by the Company be recovered from ratepayers. The Company's 1994 rate settlement includes $21.7 million for site investigation and remediation. Based upon management's assessment that remediation costs will be recovered from ratepayers, a regulatory asset has been recorded representing the future recovery of remediation obligations accrued to date.
               The  Company also  agreed  in rate  agreements  to a  cost sharing arrangement with respect to one industrial waste site. The Company does not believe that this cost sharing agreement, as it relates to this particular industrial waste site, will have a material effect on the Company's financial position or results of operations.
               The Company is also in the process of providing notices of insurance claims to carriers with respect to the investigation and remediation costs for manufactured gas plant and industrial waste sites. The Company is unable to predict whether such insurance claims will be successful. Federal Energy Regulatory Commission Order 636: In 1992, the FERC issued Order 636, which requires interstate pipelines to unbundle pipeline sales services from pipeline transportation service. These changes enable the Company to arrange for its gas supply directly with producers, gas marketers or pipelines, at its discretion, as well as arrange for transportation and gas storage services.
               As a  result of  these structural changes,  pipelines face
            "transition" costs from implementation of the Order. The principal costs are: unrecovered gas cost that would otherwise have been billable to pipeline customers under previously existing rules, costs related to restructuring existing gas supply contracts and costs of assets needed to implement the order (such as meters, valves, etc.). Under the Order, pipelines are allowed to recover 100% of prudently incurred costs from customers. Prudence will be determined by FERC review.
               The amount of restructuring costs ultimately billed to the
            Company will be determined in accordance with pipeline restructuring plans which have been submitted to the FERC for approval. There are four pipelines to which the Company has some liability. The Company is actively participating in FERC hearings on these matters to ensure an equitable allocation of costs. The restructuring costs will be primarily reflected in demand charges paid to reserve space on the various interstate pipelines and will be billed over a period of approximately 7 years, with billings more heavily weighted to the first 3 years.
               Based upon information presently available to  the Company from the petitions filed by the pipelines, the Company's participation in settlement negotiations, and the three settlements to which it is a party, its liability for the pipelines' unrecovered gas costs is expected to be as much as $31 million and its liability for pipeline restructuring costs could be as much as $38 million. The Company has recorded a liability of $31 million at December 31, 1993, representing the low end of the range of such transition costs. The Company is unable to predict the final outcome of current pipeline restructuring settlements and the ultimate amounts for which it will be liable or the period over which this liability will be billed.
               Based  upon Management's assessment  that transition costs will be recovered from ratepayers, a regulatory asset has been recorded representing the future recovery of transition costs accrued to date. Currently, such costs billed to the Company are treated as a cost of purchased gas and recoverable through the operation of the gas adjustment clause mechanism.

            NOTE  9   -  DISCLOSURES   ABOUT  FAIR  VALUE   OF  FINANCIAL
            INSTRUMENTS  ------------------------------------------------
            ------------

            The following methods and assumptions were used to estimate the fair value of each class of financial instruments:
            Cash and short-term investments: The carrying amount approximates fair value because of the short maturity of the financial instruments.
            Long-term investments: The carrying value and market value are not material to the financial statements.
            Mandatorily redeemable preferred stock: Fair value of the mandatorily redeemable preferred stock has been determined by one of the Company's brokers or estimated by management based on discounted cash flows.
            Long-term debt: The fair value of the Company's long-term debt has been estimated by one of the Company's brokers. The carrying value of NYSERDA bonds, the Oswego Facilities Trust and other long-term debt are considered to approximate fair value.
               The  estimated  fair  values  of  the Company's  financial instruments are as follows:


                                                                                              December 31,

                                                                                        (In thousands of dollars)

                                                                                                                 1992
                                                      1993
                                                        Carrying                         Carrying
                                                         Amount       Fair Value          Amount              Fair
                                                                                                          Value

             Cash and short-term investments          $  124,351      $  124,351         $   43,894       $   43,894

             Mandatorily redeemable preferred stock      150,400         155,326            197,600          199,114

                                                       2,791,305       2,969,228          2,757,945        2,888,022
             Long-term debt: First Mortgage Bonds

                                                          55,500          62,458             87,700           93,890
                             Medium Term Notes

                                                         413,760         413,760            413,760          413,760
                             NYSERDA bonds

                             Swiss franc bond             50,000          73,794             50,000           62,374

                             Other                       131,587         131,587            104,665          104,665

                             Oswego Facilities Trust        -               -                90,000           90,000


            NOTE  10.    INFORMATION   REGARDING  THE  ELECTRIC  AND  GAS
            BUSINESSES
               The Company is  engaged in  the electric  and natural  gas utility businesses. Certain information regarding these segments is set forth in the following table. General corporate expenses, property common to both segments and depreciation of such common property have been allocated to the segments in accordance with practice established for regulatory purposes. Identifiable assets include net utility plant, materials and supplies, deferred finance charges, deferred recoverable energy costs and certain other deferred debits. Corporate assets consist of other property and investments, cash, accounts receivable, prepayments, unamortized debt expense and other deferred debits.



                                                     In thousands of dollars
                                             1993                1992          1991
            Operating revenues:
                  . . . . . . . . . . .
            Electric  . . . . . . . . .   $3,332,464           $3,147,676 $2,907,293
            Gas . . . . . . . . . . . .     600,967               553,851    475,225
                Total . . . . . . . . .   $3,933,431           $3,701,527 $3,382,518

            Operating income before taxes:
            Electric  . . . . . . . . .   $  625,852           $  645,696 $  644,084
            Gas . . . . . . . . . . . .        61,163              61,863     39,487
                Total . . . . . . . . .   $  687,015           $  707,559 $  683,571

            Pretax operating income, including AFC:
            Electric  . . . . . . . . .   $  641,435           $  666,269 $  662,258
            Gas . . . . . . . . . . . .        61,812              62,721     40,244
                Total . . . . . . . . .      703,247              728,990    702,502
            Income taxes, included in operating expenses:
            Electric  . . . . . . . . .      148,695              176,901    152,840
            Gas   . . . . . . . . . . .        13,820               6,332      5,297
                Total . . . . . . . . .      162,515              183,233    158,137
            Other (income) and deductions     22,475              (11,391)  (10,643)
            Interest charges  . . . . .      291,376              300,716    311,639
            Net income  . . . . . . . .   $  271,831           $  256,432 $  243,369

            Depreciation and amortization:
            Electric  . . . . . . . . .   $  255,718           $  255,256 $  240,887
            Gas . . . . . . . . . . . .        20,905              18,834     17,929
                Total . .. . . . . . . . .                           $   276,623                                 $  274,090
            $258,816

            Construction expenditures
              (including nuclear fuel):
            Electric  . . . . . . . . .   $  429,265           $  442,741 $  445,298






            Gas . . . . . . . . . . . .      90,347                59,503     77,176
                Total . . . . . . . . .   $  519,612           $  502,244 $  522,474

            Identifiable assets:
            Electric  . . . . . . . . .   $7,042,762           $7,000,659 $6,760,375
            Gas . . . . . . . . . . . .     926,648               783,766    725,553
                Total . . . . . . . . .    7,969,410            7,784,425  7,485,928
              Corporate assets  . . . .    1,449,667              806,110    755,548
                Total assets  . . . . .   $9,419,077           $8,590,535 $8,241,476



            NOTE 11.  Quarterly Financial Data (Unaudited)

              Operating revenues, operating income, net income and earnings per common share by quarters from 1993, 1992 and 1991, respectively, are shown in the following table.  The Company, in its opinion, has included all adjustments necessary for a fair presentation of the results of operations for the quarters.  Due to the seasonal nature of the utility business, the annual amounts are not generated evenly by quarter during the year.
                                               In thousands of dollars

                                                                                 Earnings
                  Quarter                 Operating     Operating    Net           per
                   Ended                   revenues      income     income     common share

              December 31, 1993          $  988,195     $ 73,466   $  30,955    $   .16
                           1992             963,629      119,181      41,835        .24
                           1991             848,593      117,139      35,111        .18

             September 30, 1993          $  879,952     $108,539   $  48,595    $   .29
                           1992             822,530       89,658      40,401        .23
                           1991             734,446      102,627      40,783        .23


                  June 30, 1993          $  929,245     $154,826   $  65,325    $   .41
                           1992             881,427      137,515      71,734        .46
                           1991             807,024      127,159      57,691        .35


                 March 31, 1993          $1,136,039     $187,669   $ 126,956    $   .86
                           1992           1,033,941      177,972     102,462        .68
                           1991             992,455      178,509     109,784        .73



              In the second quarter of 1992 and the third quarter of 1993 and 1991, the Company recorded $22.8 million ($.11 per common share), $10.3 million ($.05 per common share) and $30 million ($.14 per common share), respectively, for MERIT earned in accordance with the 1991 Agreement. In the first quarter of 1992 and the fourth quarter of 1992 and 1991, the Company recorded $21 million ($.09 per common share), $24 million ($.09 per common share) and $23 million ($.07 per common share), respectively, to write-down its subsidiary investment in oil and gas properties.

            ELECTRIC AND GAS STATISTICS
            ELECTRIC CAPABILITY
                                                        Thousands of kilowatts

                  December 31,                     1993              %         1992         1991

             Owned:
             Coal                                  1,285           14.4         1,285        1,285

             Oil                                   1,496           16.8         1,496        1,961
             Dual Fuel - Oil/Gas                     700            7.8           700          400

             Nuclear                               1,048           11.8         1,059        1,059

             Hydro                                   700            7.8           706          708
             Natural Gas                              74             .8           108          164

                                                   5,303           59.4         5,354        5,577
             Purchased:

             New York Power Authority (NYPA)

                 - Hydro                           1,302           14.6         1,302        1,283
                 - Nuclear                            65             .7            67           76

             Unregulated generators                2,253           25.3         1,549        1,027
                                                   3,620           40.6         2,918        2,386

             Total capability *                    8,923          100.0         8,272        7,963


             Electric peak load                    6,191                        6,205        6,093
             *  Available capability can be increased during heavy load periods by purchases from neighboring interconnected systems.  Hydro station capability is based on average
             December stream-flow conditions.









            ELECTRIC STATISTICS


                                                                    1993         1992         1991

             Electric sales (Millions of kw-hrs.):

             Residential . . . . . . . . . . . . . . . . . .       10,475        10,392        10,321
             Commercial  . . . . . . . . . . . . . . . . . .       12,079        11,628        11,686

             Industrial  . . . . . . . . . . . . . . . . . .        7,088         7,477         7,578
             Industrial-Special. . . . . . . . . . . . . . .        3,888         3,857         3,784

             Municipal service . . . . . . . . . . . . . . .          220           227           228

             Other electric systems. . . . . . . . . . . . .        3,974         3,030         3,141
                                                                   37,724        36,611        36,738

             Electric revenues (Thousands of dollars):
             Residential . . . . . . . . . . . . . . . . . .   $1,171,787    $1,096,418    $  985,347


             Commercial  . . . . . . . . . . . . . . . . . .    1,241,743     1,160,643     1,044,725

             Industrial  . . . . . . . . . . . . . . . . . .      553,921       589,258       521,670
             Industrial-Special. . . . . . . . . . . . . . .       42,988        39,409        35,264

             Municipal service . . . . . . . . . . . . . . .       50,642        50,327        47,566

             Other electric systems  . . . . . . . . . . . .      105,044        93,283       106,066


             Miscellaneous . . . . . . . . . . . . . . . . .      166,339       118,338       166,655






                                                               $3,332,464    $3,147,676    $2,907,293


             Electric customers (Average):
             Residential . . . . . . . . . . . . . . . . . .    1,398,756     1,389,470     1,378,484


             Commercial. . . . . . . . . . . . . . . . . . .      143,078       142,345       145,098

             Industrial. . . . . . . . . . . . . . . . . . .        2,132         2,197         2,220
             Industrial-Special. . . . . . . . . . . . . . .           76            72            63

             Other . . . . . . . . . . . . . . . . . . . . .        3,438         3,262         3,231

                                                                1,547,480     1,537,346     1,529,096
             Residential (Average):

             Annual kw-hr. use per customer. . . . . . . . .        7,489         7,479         7,487
             Cost to customer per kw-hr (cents). . . . . . .       11.19         10.55          9.55


             Annual revenue per customer . . . . . . . . . .      $837.74       $789.09       $714.80



            GAS STATISTICS


                                          1993        1992        1991

             Gas Sales (Thousands of
             dekatherms):

             Residential . . . . . . . .
             . . . . . . . .              54,908      53,945      48,172
             Commercial  . . . . . . . .
             . . . . . . . .              23,743      22,289      20,226

             Industrial  . . . . . . . .
             . . . . . . . .              4,316       1,772       1,812
             Other gas systems . . . . .
             . . . . . . . .              234         1,190       1,519

                  Total sales  . . . . .
             . . . . . . . .              83,201      79,196      71,729

             Spot market . . . . . . . .                                 -
             . . . . . . . .              13,223      1,146

             Transportation of customer-                          50,631
             owned gas  . . .             67,741      65,845
                  Total gas delivered  .
             . . . . . . . .              164,165     146,187     122,360


             Gas Revenues (Thousands of
             dollars):

             Residential . . . . . . . .
             . . . . . . . .              $370,565    $354,429    $302,900
             Commercial  . . . . . . . .
             . . . . . . . .              144,834     132,609     113,727

             Industrial  . . . . . . . .
             . . . . . . . .              18,482      10,001      8,430

             Other gas systems . . . . .
             . . . . . . . .              1,066       4,737       6,964
             Spot market . . . . . . . .                                 -
             . . . . . . . .              29,782      2,576

             Transportation of customer-                          36,455
             owned gas  . . .             34,843      42,726

             Miscellaneous . . . . . . .
             . . . . . . . .              1,395       6,773       6,749


                                          $600,967    $553,851    $475,225
             Gas Customers (Average):

             Residential . . . . . . . .
             . . . . . . . .              455,629     446,571     438,581

             Commercial  . . . . . . . .
             . . . . . . . .              39,662      38,675      37,727
             Industrial  . . . . . . . .
             . . . . . . . .              233         234         260

             Other . . . . . . . . . . .
             . . . . . . . .              1           1           2
             Transportation  . . . . . .
             . . . . . . . .              673         673         625


                                          496,198     486,154     477,195

             Residential (Average):
             Annual dekatherm use per
             customer . . . . .           120.5       120.8       109.8

             Cost to customer per
             dekatherm  . . . . . .       $6.75       $6.57       $6.29

             Annual revenue per customer
             . . . . . . . .              $813.30     $793.67     $690.64
             Maximum day gas sendout
             (dekatherms)  . . .          929,285     905,872     852,404


                                             Exhibit 11

          NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARIES

          COMPUTATION OF AVERAGE NUMBER OF SHARES OF COMMON STOCK OUTSTANDING
                                                                                                Average Number
                                                                                                  of Shares
                                                   (1)          (2)                             Outstanding as
                                                Shares of      Number          (3)          Shown on Consolidated
                                                 Common       of Days       Share Days       Statement of Income
                  Year Ended December 31,         Stock     Outstanding       (2 x 1)     (3/Number of days in year)


                     1993

           January 1 - May 4                  137,159,607       124      17,007,791,268

           Shares sold May 5                    4,494,000

           May 5 - December 31                141,653,607       241      34,138,519,287

           Shares sold at various times
             during the year -

                Employee Savings Fund Plan        140,000        22           3,080,000
                Dividend Reinvestment Plan        632,341        *          102,395,031

                Acquisition - Syracuse
                  Suburban Gas Company, Inc.        1,109        *              350,374

                                              142,427,057                51,252,135,960         140,416,811
           1992

           January 1 - December 31            136,099,654       366      49,812,473,364






           Shares sold at various times
             during the year -

                Employee Savings Fund Plan        240,866        *           45,435,347
                Dividend Reinvestment Plan        463,736        *           59,130,626

                Acquisition - Syracuse
                  Suburban Gas Company, Inc.      355,351        *           67,443,538

                                              137,159,607                49,984,482,875         136,569,625


           1991
           January 1 - December 31            136,099,654       365      49,676,373,710         136,099,654




            *   Number of days outstanding not shown as shares represent an accumulation of weekly, monthly and quarterly sales throughout the year.  Share days for shares sold are based on the total number of days each share was outstanding during the year.

           Note:  Earnings per share calculated on both a primary and fully diluted basis are the same due to the effects of rounding.



          Exhibit 12


          NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES

          Statement Showing Computations of Ratio of Earnings to Fixed Charges,
          Ratio of Earnings to Fixed Charges without AFC and Ratio of Earnings to Fixed Charges and Preferred Stock Dividends


                                                                             Year Ended December 31,

                                                             1993       1992            1991       1990       1989


           A.  Net Income per Statements of Income (a)      $271,831  $256,432        $243,369   $ 82,878   $150,783
           B.  Taxes Based on Income or Profits              147,075   155,504         133,895     61,119     90,333


           C.  Earnings, Before Income Taxes                 418,906   411,936         377,264    143,997    241,116
           D.  Fixed Charges (b)                             319,197   332,413         346,255    347,957    337,552

           E.  Earnings Before Income Taxes and Fixed
               Charges                                       738,103   744,349         723,519    491,954    578,668

           F.  Allowance for Funds Used During
               Construction                                   16,232    21,431          18,931     21,414     19,376
           G.  Earnings Before Income Taxes and Fixed
               Charges without AFC                          $721,871  $722,918        $704,588   $470,540   $559,292


               Preferred Dividend Factor:
           H.  Preferred Dividend Requirements              $ 31,857  $ 36,512        $ 40,411   $ 42,300   $ 45,182






           I.  Ratio of Pre-Tax Income to Net Income
               (C / A)                                          1.54      1.61            1.55       1.74       1.60

           J.  Preferred Dividend Factor (H x I)            $ 49,060  $ 58,784        $ 62,637   $ 73,602   $ 72,291

           K.  Fixed Charges as above (D)                    319,197   332,413         346,255    347,957    337,552

           L.  Fixed Charges and Preferred Dividends
               Combined                                     $368,257  $391,197        $408,892   $421,559   $409,843

           M.  Ratio of Earnings to Fixed Charges
               (E / D)                                          2.31      2.24            2.09       1.41       1.71
           N.  Ratio of Earnings to Fixed Charges
               without AFC (G / D)                              2.26      2.17            2.03       1.35       1.66

           O.  Ratio of Earnings to Fixed Charges and           2.00      1.90            1.77       1.17       1.41
               Preferred Dividends Combined (E / L)




           (a) Includes the effects of  amortization of amounts deferred, under  the 1989 Agreement,$15,746 for 1993,  $20,257 for
          1992                          and $31,176 for 1991.

           (b) Includes a  portion of rentals  deemed representative of  the interest factor $27,821  for 1993, $31,697  for 1992,
          $34,616                       for 1991, $29,088 for 1990 and $30,496 for 1989.

          EXHIBIT 24


          CONSENT OF INDEPENDENT ACCOUNTANTS


          We hereby consent to the incorporation by reference in the Prospectus constituting part of the Registration Statements on Form S-8 (Nos. 33-36189, 33-42720, 33-42721 and 33-42771) and on
          Form  S-3 (Nos.   33-45898,  33-50703, 33-51073 and  33-55546) of
          Niagara Mohawk Power Corporation of our report dated January 27, 1994 appearing on page 43 of the financial statements included in the Company's Form 8-K dated February 18, 1994.


          PRICE WATERHOUSE
          Syracuse, New York


          February 18, 1994

               SIGNATURE

               Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




          Date:  February 18, 1994
                                        NIAGARA MOHAWK POWER CORPORATION




                                        By  /s/ Steven W. Tasker
                                            -------------------------
                                             Steven W. Tasker
                                             Vice President-Controller
                                             and    Principal    Accounting
          Officer